Mail Stop 0306


      February 9, 2005


Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, California 95035


Re:	Solectron Corporation
      	Amendment No. 2 to Registration Statement on Form S-4
      	Filed February 9, 2005
      	Registration No. 333-122032

      	Amendment No. 2 to Schedule TO-I
      	Filed February 9, 2005
      	Registration No. 5-41005

Dear Mr. Patel:

      We have monitored selected issues in your filings and have the following additional comment. Where indicated, we think you should revise your registration statement in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Risk Factors - Page 19

1. We note your revisions to the first and second paragraphs of the
introduction to your "Risk Factors" section.  Please note that your
"Risk Factors" section should address all of the material risk factors that could affect your business, financial condition and results of operations, not only the material risk factors that could cause your actual results to be different from those implied by your
forward-looking statements. As such, please revise the first introductory paragraph of this section to eliminate the second sentence, and expand your disclosure, if necessary, to discuss all material risks. Refer to comment number 11 in our letter dated January 26, 2005.
*       *       *       *
      As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354, Nicholas
Panos
at (202) 942-2948 or me at (202) 942-1880 with any questions regarding our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Daniel J. Weiser, Esq.
	Alexander E. Kolar, Esq.
	Thomas J. Ivey, Esq.
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Kiran Patel
Solectron Corporation
February 9, 2005
Page 2